

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 14, 2009

Mr. Timothy E. Hall
Chief Financial Officer
Flexsteel Industries, Inc.
3400 Jackson Street
Dubuque, Iowa 52004-0877

Re: **Flexsteel Industries, Inc.**
Form 10-K for the year ended June 30, 2008
Schedule 14A Definitive Proxy Statement filed October 28, 2008
Form 10-Q for the quarter ended December 31, 2008
File No. 0-5151

Dear Mr. Hall:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, John Hartz, Senior Assistant Chief Accountant at (202) 551-3689, Era Anagnosti, Attorney, at (202) 551-3369, Craig Slivka, Special Counsel, at (202) 551-3729 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief